American boarding company
358 Frankfort Street Daly City, CA 94014 Cell: 415-283-7257 info@americanboardingcompany.com

November 18, 2014

To:

Mr. Jorge L. Bonilla

U.S. Securities & Exchange Commission

 Re: American Boarding Company

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed April 17, 2014

File No. 333-180838

Mr. Bonilla,

In responding to your comments, we acknowledge that

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Reza Noorkayhani

CEO/ CFO American Boarding Company